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EXHIBIT (a)(5)(D): Memorandum of Understanding


                           MEMORANDUM OF UNDERSTANDING

         The undersigned parties, by their respective attorneys, have reached an agreement in principle providing for the settlement, on the terms and subject to the conditions set forth below, of the following lawsuits: David Schneider v. J. George Mikelsons, et al., Cause No. 49D02-01050-CP-0756 (Ind. Super. Ct. filed May 17, 2001), and M. Todd Seis v. J. George Mikelsons, et al., Cause No. 49D02-01050-CP-0756-001 (Ind. Super. Ct. filed May 17, 2001) (together, the
"State Court Actions"), which have been consolidated into one action entitled In re Amtran Shareholders Litigation, Cause No. 49D02-01050-CP-0756 (the "Consolidated Action"), and Crandon Capital Partners v. John P. Tague, et al., Civil Action No. IP01-0771-C-H/G (S.D. Ind. filed May 30, 2001) (the "Federal Court Action") (collectively, the "Actions").

         WHEREAS:

         (a) On May 16, 2001, it was announced that J. George Mikelsons had proposed that he acquire all of the outstanding shares of Amtran, Inc. ("Amtran") common stock that he did not already own for $21 in cash for each share of Amtran common stock.

         (b) After the May 16, 2001 announcement, plaintiffs David Schneider and
M. Todd Seis filed the State Court Actions in the Marion County Superior Court (the "State Court"), and plaintiff Crandon Capital Partners filed



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the Federal Court Action in the United States District Court for the Southern
District of Indiana (the "Federal Court").

         (c) The State Court Actions have been consolidated into the Consolidated Action.

         (d) Plaintiffs brought the Actions on behalf of themselves and the other public shareholders of Amtran alleging that the consideration Mr. Mikelsons offered to pay to Amtran's public shareholders was unfair and inadequate. Plaintiffs sought to enjoin the proposed transaction, and plaintiff in the Federal Court Action sought monetary damages.

         (e) Defendants vigorously deny that any of them is subject to any liability whatsoever in connection with the claims asserted in the Actions. Defendants have at all times denied, and continue to deny, the claims asserted in the Actions, and have at all times denied, and continue to deny, that they have committed, or have threatened to commit, any breach of duty, wrongful act or violation of law of any nature. Defendants are entering into the proposed settlement set forth in this Memorandum of Understanding (and to be incorporated into a Stipulation of Settlement) because it will (i) halt the substantial expense, inconvenience and distraction of continued litigation of plaintiffs' claims, and (ii) finally put to rest any and all claims as set forth in this Memorandum of Understanding and the subsequent Stipulation of Settlement.


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         (f) Plaintiffs, by their attorneys, conducted an investigation of the facts and circumstances underlying the issues raised in the Actions and concluded that it is in the best interests of the Class (as defined below) to enter into a proposed compromise and settlement of the Actions.

         (g) As a result of the pendency of the Actions, counsel for plaintiffs and defendants have engaged in arm's length negotiations concerning a possible settlement of the Actions.

         (h) Before the Special Committees's action on June 18, 2001, plaintiffs' counsel spoke with counsel for Mr. Mikelsons and made a presentation about valuations of Amtran and agreed to settle plaintiffs' claims if the proposed transaction were modified as set forth in the Revised Offer discussed in paragraph (i) below.

         (i) On June 18, 2001, the Special Committee of Amtran's independent director determined that the terms of Mr. Mikelsons's revised offer (the "Revised Offer") are fair to, and in the best interest of, Amtran and its public shareholders. Mr. Mikelsons's Revised Offer is for $23 in cash for each share of Amtran common stock.

         NOW THEREFORE, as a result of negotiations among counsel for the parties, the parties have agreed in principle to settle and dismiss the Actions subject to approval by the Court on the following terms and conditions:


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         1. The parties to the Actions will attempt in good faith to agree upon and execute as soon as practicable (but in no event later than sixty (60) days from the date of this Memorandum of Understanding unless otherwise agreed to by the parties in writing) an appropriate Stipulation of Settlement (the "Stipulation"), dismissing on the merits and with prejudice all claims asserted in the Consolidated Action, and such other documentation as may be required in order to obtain State Court approval of the settlement, upon and consistent with the terms set forth in the Memorandum of Understanding. The Stipulation will expressly provide:

         (a) for class certification, pursuant to Rules 23(A), 23(B)(1) and 23(B)(2) of the Indiana Rules of Trial Procedure, of a non-opt-out class consisting of all persons (including their affiliates but excluding defendants and their affiliates) and their successors in interest and transferees who owned shares of the Amtran common stock at any time from May 16, 2001, through and including the effective date of the proposed transaction;

         (b) that all defendants have denied, and continue to deny, that they have committed any violations of law and aver that they are entering into the proposed settlement to eliminate the burden and expense of further litigation;

         (c) for a release of all claims by plaintiffs and class members against defendants or any of their present or former officers, directors, employees, agents, attorneys,

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accountants, representatives, affiliates, associates, parents, subsidiaries, heirs, executors, administrators, successors and assigns, whether under state or federal law, and whether directly, derivatively, representatively or arising in any other capacity, in connection with, or that arise out of the subject matter of the Actions (the "Settled Claims");

         (d) if approved and ordered by the Court, that pending final determination of whether the settlement provided for in the Stipulation should be approved, plaintiffs and class members are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action alleging any of the Settled Claims against any of the persons or entities to be released in the settlement.

         2. Defendants need not file a responsive pleading to the complaint in the Federal Court Action. Prior to the execution of the Stipulation, the plaintiff in the Federal Court Action will move for the Federal Court's approval of the voluntary dismissal without prejudice of the Federal Court Action pursuant to Rules 41(a) and 23(e) of the Federal Rules of Civil Procedure on the grounds that, inter alia, the Federal Court Action is duplicative of the earlier-filed Consolidated Action and the interests of the Class will best be served by the resolution of the Actions

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in State Court pursuant to the terms of this Memorandum of Understanding.

         3. The parties to the Actions will present the settlement to the State Court for hearing and approval as soon as practicable following appropriate notice to class members and will use their best efforts to obtain final Court approval of the settlement, and the release and dismissal of the Consolidated Action with prejudice. Upon final Court approval of the Stipulation and dismissal of the Consolidated Action with prejudice in accordance with the Stipulation, plaintiffs' counsel will jointly apply to the State Court for an award of attorneys' fees and expenses as specified in paragraph 7. As used in the Memorandum of Understanding, "final Court approval" of the settlement means that the State Court has entered an Order approving the Settlement in accordance with the Stipulation and that Order is finally affirmed on appeal or is no longer subject to appeal.

         4. The parties shall conduct as expeditiously as possible such reasonable additional discovery as plaintiffs deem appropriate and necessary to confirm the fairness and reasonableness of the terms of the settlement. The parties will attempt to complete this additional discovery within thirty (30) days of the date of this Memorandum of Understanding. Plaintiffs reserve the right to withdraw from the terms of this Memorandum of Understanding and the

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proposed settlement in the event such discovery reveals information indicating that the settlement is not fair and reasonable. Pending the negotiation and execution of the Stipulation, all proceedings in the Actions, except settlement-related proceedings pursuant to this Memorandum of Understanding (including the additional discovery contemplated by this paragraph and the proceedings contemplated by paragraph 2), shall be suspended.

         5. At its expense, Amtran will provide notice to its shareholders of the settlement and the hearing at which the settlement shall be considered by the State Court. Defendants shall not bill plaintiffs or their counsel for any costs associated with the notice, any document production in the Actions, or for any other costs related to the Actions.

         6. Defendants acknowledge that the existence and prosecution of the Actions was a factor in Mr. Mikelsons's decision to increase the consideration he will pay for the Amtran shares that Mr. Mikelsons does not already own. Mr. Mikelsons agrees that he took into account the desirability of satisfactorily addressing the claims asserted in the Actions in agreeing to increase the consideration that he will pay to Amtran's public shareholders for their Amtran shares.

         7. Provided that a Stipulation of Settlement has been executed and final Court approval of the settlement and

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dismissal of the Consolidated Action by the State Court with prejudice has been obtained in accordance with the Stipulation of Settlement, and subject to the approval of the State Court, the defendants will cause to be paid to plaintiffs' counsel in the Actions an award of attorneys' fees and expenses of $285,000. This amount will not be paid out of the money that is to be paid to the class pursuant to the terms of the Revised Offer. Subject to the conditions set forth in this paragraph and any Order of the State Court, any such attorneys' fees and expenses awarded by the State Court to plaintiffs' counsel shall be paid five
(5) days after final Court approval of the settlement (as defined above).

         8. This Memorandum of Understanding and the settlement provided for herein shall be null and void and of no force and effect: (a) if the proposed transaction is not effectuated; (b) if final Court approval of the settlement (as defined above) does not occur for any reason; or (c) at defendants' option before the execution of the Stipulation of Settlement, in the event that the Federal Court Action is not dismissed. In any such event, this Memorandum of Understanding shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Actions, and neither the existence of this Memorandum of Understanding nor its contents shall be admissible in evidence or shall be referred to for any purpose in the

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Actions or in any other litigation or judicial proceeding, except that this
Memorandum of Understanding may be used in support of plaintiffs' motion to dismiss the Federal Court Action and may, at defendants' sole option, be used in support of any efforts to dismiss, stay or transfer any action of the kind described in paragraph 9 herein.

         9. If any of the Settled Claims are asserted against any person in any court or tribunal prior to or following the effective date of settlement, plaintiffs shall join in any motion to dismiss, stay or transfer such proceedings and shall otherwise use their best efforts to effect a withdrawal, dismissal, transfer or stay of any such claims.

         10. This Memorandum of Understanding may be executed in counterparts by any of the signatories hereto, including by telecopier, and as so executed shall constitute one agreement.

         11. This Memorandum of Understanding and the settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Indiana, without regard to Indiana's conflict of law rules.

         12. This Memorandum of Understanding may be modified or amended only by a writing signed by the signatories hereto.

         13. This Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and


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their respective agents, executors, heirs, successors and assigns.

Dated:  June 18, 2001

                                        SCHIFFRIN & BARROWAY, LLP


                                        By:  /s/ Marc A. Topaz
                                           --------------------------
                                                 Marc A. Topaz

                                        Three Bala Plaza East, Suite 400
                                        Bala Cynwyd, PA 19004
                                        (610) 667-7706
                                        Attorneys for David Schneider



                                        CAULEY GELLER BOWMAN
                                           & COATES, LLP


                                        By: /s/ Paul J. Geller
                                           --------------------------
                                                Paul J. Geller

                                        2255 Glades Road, Suite 421A
                                        Boca Raton, FL 33431
                                        (561) 750-3000
                                        Attorneys for M. Todd Seis



                                        THE BRUALDI LAW FIRM


                                        By: /s/ Richard B. Brualdi
                                           --------------------------
                                               Richard B. Brualdi

                                        29 Broadway, Suite 1515
                                        New York, NY 10006
                                        (212) 952-0602
                                        Attorneys for Crandon Capital
                                        Partners


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


                                        CRAVATH, SWAINE & MOORE,


                                        By: /s/ Rory O. Millson
                                           --------------------------
                                               Rory O. Millson

                                        825 Eighth Avenue
                                        New York, NY 10019
                                        (212) 474-1000
                                        Attorneys for J. George
                                        Mikelsons



                                        SULLIVAN & CROMWELL


                                        By: /s/ John L. Hardiman
                                           --------------------------
                                               John L. Hardiman

                                        125 Broad Street
                                        New York, NY 10004-2498
                                        (212) 558-4000
                                        Attorneys for Robert A. Abel



                                        BARNES & THORNBURG


                                        By: /s/ Michael R. Fruehwald
                                           --------------------------
                                              Michael R. Fruehwald

                                        11 South Meridian Street
                                        Indianapolis, IN 46204-3535
                                        (317) 236-1313
                                        Attorneys for Amtran, Inc., John
                                        P. Tague, James W. Hlavacek,
                                        Kenneth W. Wolff, William P.
                                        Rogers, Jr., and Andrejs P.
                                        Stipnieks






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